FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-226082-06

Sent: Monday, January 06, 2020 10:42 AM
Subject: GSMS 2020-GC45 -- New Issue Announcement & IPTs (Public)(external)

GSMS 2020-GC45 -- New Issue Announcement & IPTs (Public)(external)

$1,328.651mm Fixed Rate CMBS Offering

Co-Lead Managers and Joint Bookrunners: Goldman Sachs & Co. LLC, Citigroup and Deutsche Bank Securities

Co-Managers: Academy Securities and Drexel Hamilton

						U/W NOI	Expected
Class	S&P/Fitch/DBRS MSTAR	Size($mm)	WAL(yr)	C/E	LTV	Debt Yld	Sprd	$px
A-1	AAA(sf)/AAAsf/AAA(sf)	19.471	3.25	30.000%	38.2%	17.3%	S+40a	100-00
A-2	AAA(sf)/AAAsf/AAA(sf)	86.299	4.92	30.000%	38.2%	17.3%	S+65a	103-00
A-3	AAA(sf)/AAAsf/AAA(sf)	13.119	6.79	30.000%	38.2%	17.3%	**Pre-Placed**
A-4#	AAA(sf)/AAAsf/AAA(sf)	370.000	9.79	30.000%	38.2%	17.3%	S+83a	101-00
A-5#	AAA(sf)/AAAsf/AAA(sf)	376.198	9.87	30.000%	38.2%	17.3%	S+85a	103-00
A-AB	AAA(sf)/AAAsf/AAA(sf)	38.461	7.33	30.000%	38.2%	17.3%	S+75a	103-00
A-S	AAA(sf)/AAAsf/AAA(sf)	146.827	9.87	18.625%	44.4%	14.9%	S+115a	103-00
B	AA-(sf)/AA-sf/AA(low)(sf)	64.539	9.87	13.625%	47.2%	14.0%	S+140a	103-00
C	NR/A-sf/A(low)(sf)	48.405	9.94	9.875%	49.2%	13.4%	S+175a	WAC

# Final A-4 and A-5 class sizes subject to change. The A-4 could range from $0mm to 370mm; the A-5 could, in turn, range from $376.198mm to 746.198mm. Please see footnote (6) in the attached term sheet for a discussion of the corresponding WALs and principal windows.

Collateral Summary

Initial Pool Balance:	$1,328,651,197
Number of Mortgage Loans:	52
Number of Mortgaged Properties:	152
Average Cut-off Date Mortgage Loan Balance:	$25,550,985
Weighted Average Mortgage Interest Rate:	3.55606%
Weighted Average Remaining Term to Maturity Date/ARD (mos):	115
Weighted Average Remaining Amortization Term (mos):	359
Weighted Average Cut-off Date LTV Ratio:	54.6%
Weighted Average Maturity Date/ARD LTV Ratio:	51.4%
Weighted Average Underwritten DSCR Ratio:	3.07x
Weighted Average Debt Yield on Underwritten NOI:	12.1%
% of Mortgage Loans with Mezzanine Debt:	9.7%
% of Mortgage Loans with Subordinate Debt:	20.1%
% of Mortgage Loans with Preferred Equity:	0.0%
% of Mortgaged Properties with Single Tenants:	12.1%

Property Type:	21.7% Retail, 19.6% Office, 19.0% Mixed Use, 13.5% Industrial, 13.1% Multifamily, 9.3% Hospitality

Top 3 States:	16.7% NY, 12.5% WA, 11.2% CA

Anticipated Timing

Anticipated Pricing:	Late Week January 6th
Anticipated Closing:	January 30th

Preliminary Offering Materials

Term Sheet

Annex A

The issuer has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-226082) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

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